Exhibit (a)(5)(D)

Encore Capital Group Announces Final Results of Tender Offer

SAN DIEGO—December 9, 2021—Encore Capital Group, Inc. (NASDAQ: ECPG) (“Encore”) announced today the final results of its modified “Dutch auction” tender offer to purchase with cash up to $300 million of shares (the “shares”) of its common stock (the “common stock”) which expired one minute after 11:59 P.M. (New York City time) on December 2, 2021.

Based on the final count by the depositary for the tender offer, a total of 4,471,995 shares of common stock were validly tendered and not validly withdrawn at or below the price of $60.00 per share. Encore accepted all of these shares of common stock for purchase at the purchase price of $60.00 per share, for a total cost of $268,319,700, excluding fees and expenses.

“We are pleased by the outcome of this tender offer which achieved our objective of efficiently accelerating the return of capital to our stockholders,” said Ashish Masih, Encore’s President and Chief Executive Officer. “After having completed this transaction, we remain well-positioned with leverage near the low-end of our target range and available liquidity to capitalize on our core market opportunities and continue executing our strategy.”

The total of 4,471,995 shares of common stock accepted for purchase represents approximately 15% of Encore’s total shares of common stock outstanding as of October 28, 2021. The depositary will promptly pay for the shares of common stock accepted for purchase pursuant to the tender offer. Encore will pay for shares of common stock purchased in cash, without interest, but subject to applicable withholding taxes, and will fund such purchases, together with all related fees and expenses, with cash and cash equivalents and a drawing from Encore’s multi-currency senior secured revolving credit facility.

Since the beginning of 2021, through a combination of the tender offer and share repurchases made by Encore prior to the tender, Encore has purchased approximately 22% of its total shares of common stock outstanding as of December 31, 2020.

The dealer manager for the tender offer is Credit Suisse Securities (USA) LLC. Georgeson LLC is serving as information agent for the tender offer and American Stock Transfer & Trust Company, LLC is serving as the depositary for the tender offer.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the completion and size of the offering and the terms of the tender offer. Forward-looking statements represent Encore’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including market interest rates, the trading price and volatility of Encore’s common stock and risks relating to Encore’s business, including those described in periodic reports that Encore files from time to time with the U.S. Securities and Exchange Commission. The forward-looking statements included in this press release speak only as of the date of this press release, and Encore does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Encore Contact

Bruce Thomas, Investor Relations

(858) 309-6442

bruce.thomas@encorecapital.com